

July 3, 2018

Norman J. Abdallah
Chief Executive Officer
Del Frisco's Restaurant Group, Inc.
2900 Ranch Trail
Irving, TX 75063

      Re: Del Frisco's Restaurant Group, Inc.
          Registration Statement on Form S-3
          Filed June 28, 2018
          File No. 333-225938

Dear Mr. Abdallah:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald E. Field at (202) 551-3680 with any questions.

                          Division of Corporation Finance
                          Office of Transportation and Leisure